August 14, 2015

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington DC 20549

Attention:	Erin E. Martin
Special Counsel

Re:	Civista Bancshares, Inc.
Registration Statement on Form S-3
Filed July 23, 2015
File No. 333-205828

Dear Ms. Martin:

On behalf of Civista Bancshares, Inc. (the “Company”) this letter responds to the Staff’s comment letter dated August 11, 2015 (the “Comment Letter”) regarding the above-referenced Form S-3. Today the Company filed with the Commission Pre-effective Amendment No. 1 to the Registration Statement on Form S-3.

The Company has set forth below, in italics, the text of the Staff’s comment prior to our response.

Exhibit 5.1

1.	Please have counsel revise opinion (5) on page 4 to opine that the depositary shares will be legally issued and will entitle their holders to the rights specified in the deposit agreement and the depositary receipts. For guidance, refer to Section II.B.1.d of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:

In accordance with the Staff’s comment our counsel has revised its opinion and we have filed a revised opinion as Exhibit 5.1 with Pre-effective Amendment No. 1.

Securities and Exchange Commission Division of Corporation Finance	-2-	August 14, 2015

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please direct them to our counsel, Robert Loesch, at (216) 696-5916.

Sincerely,

Civista Bancshares, Inc.

James O. Miller

President and Chief Executive Officer

cc:	Pat Oliver (Tucker Ellis LLP)
Bob Loesch (Tucker Ellis LLP)

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